Exhibit 99.2

Execution Copy
Security Release Agreement Voxeljet AG as Borrower or Obligor Voxeljet America Inc. as Guarantor and The European Investment Bank as Lender
11 August 2022

1

2

THIS SECURITY RELEASE AGREEMENT (the "Agreement") is made on 11 August 2020

BETWEEN:

(1)

VOXELJET AG., with its business address at Am Silbermannpark 1 b, 86161 Augsburg, Germany, registered in the commercial register at the local court "Amtsgericht" Augsburg under HRB 27999 as borrower (the "Borrower");

(2)

Voxeljet America Inc., a company organised under the laws of Delaware, having its principal place of business at 41430 Haggerty Circle Canton, Michigan 48188 USA, with registration number 5477136 (the “Guarantor”);

and

(3)	THE EUROPEAN INVESTMENT BANK, with its seat at 100 boulevard Konrad Adenauer, L-2960 Luxembourg, Luxembourg as lender (the "Lender")

The parties named in paragraphs (1) to (3) are together referred to as the "Parties" and each a "Party".

WHEREAS

(A)

Reference is made to (i) a facility agreement the Borrower and the Lender have entered into on 9 November 2017 (as amended from time to time), pursuant to which the Lender has agreed to make available certain credit facility to the Borrower up to an aggregate amount of EUR 25,000,000 (the "Facility Agreement"),(ii) a Luxembourg law governed synthetic warrant agreement between the Borrower (as obligor) and the Lender (as beneficiary) (the "Warrant Agreement") and (iii) a Luxembourg law governed first demand guarantee agreement between the Guarantor and the Lender (as beneficiary) (the "Guarantee and Indemnity Agreement").

(B)

The Borrower intends to voluntarily prepay all monies outstanding under or in connection with the Facility Agreement  the Warrant Agreement and the Guarantee and Indemnity Agreement. The Parties enter into this Agreement in order to agree on the release of any security and/ or guarantees granted to secure the obligations owed to the Lender under or in connection with the Finance Documents (as such term is defined in the Facility Agreement).

IT IS AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions
(a)	In this Agreement terms used but not otherwise defined herein shall have the meanings ascribed to them in the Facility Agreement.
(b)	The following terms shall have the meaning ascribed to them as follows:

"Assumption of Personal Liability" means the Borrower's assumption of personal liability "persönliche Haftungsübernahme" undertaken in clause 6 (Persönliche Haftungsübernahme mit Zwangsvollstreckungsunterwerfung (Schuldversprechen)) of the Land Charge Deed by way of a promise to fulfil an obligation "Schuldversprechen" towards the Lender;

"Land Charge" means the land charge (Grundschuld) created under the Land Charge Deed;

3

"Land Charge Deed" means the notarial deed of the notary Dr. Walter Grafberger with official seat in Augsburg, dated 6 March 2020, notarial roll of deeds no. 470/2020;

"Security Documents" means the Land Charge Deed and the Security Purpose Agreement;

"Security Purpose Agreement" means a German law governed security purpose agreement in relation to the Land Charge between the Borrower as chargor and the Lender dated 9 March 2020; and

"Suspensive Condition" means the suspensive condition (aufschiebende Bedingung) as defined in clause 5.1 (Suspensive Condition).

2.	RELEASE OF SECURITY
2.1	Subject to the occurrence of the Suspensive Condition:
(a)

the Lender cancels the Land Charge by a separate cancellation declaration (Löschungsbewilligung) and releases the Borrower from all obligations and liabilities thereunder and under the Assumption of Personal Liability;

(b)	the Lender releases the Borrower from all of its obligations under the Security Purpose Agreement and re-assigns the claims assigned to it thereunder to the Borrower;
(c)	the Borrower accepts all such releases and re-assignments; and
(d)

the Lender and the Borrower agree that the Security Documents are terminated and that the Lender does not have any further or remaining rights or claims against, and no further obligations towards, the Borrower under the Security Documents.

2.2

The Lender will (after the signing of this Agreement) provide the notary Markus Riemenschneider with offices in Munich, Germany with a cancellation consent declaration (Löschungsbewilligung) in relation to the Land Charge, together with an escrow mandate allowing the notary to make use of the cancellation consent declaration on the only condition that the Lender has confirmed to the notary that the Suspensive Condition has occurred.

2.3	The Lender will destroy the enforceable copy of the Land Charge Deed after the Suspensive Condition has occurred.
3.	TERMINATION AND RELEASE OF FURTHER OBLIGATIONS

Subject to the occurrence of the Suspensive Condition and without prejudice to general provisions of the law, the Parties agree that:

3.1

all Security Documents, the Guarantee and Indemnity Agreement, the Warrant Agreement and other Finance Documents are terminated and the security interests and guarantees and indemnities granted to the Lender as well as any of the covenants, undertakings, representations, warranties, liabilities and obligations (whether present or future, actual or contingent) of any of the Borrower, the Guarantor, any other security grantor or guarantor under any of the Finance Documents shall irrevocably cease to exist, and no further rights, titles, interests, authorisations or claims of the Lender shall arise thereunder following the occurrence of the Suspensive Condition;

3.2	the Lender does not have any further or remaining rights or claims against, and no further obligations towards, the Guarantor, any security grantor or guarantor under the Security

4

Documents, the Guarantee and Indemnity Agreement, the Warrant Agreement and the other Finance Documents; and

3.3

the Borrower, the Guarantor, any other security grantor or guarantor are released from all present and future liabilities (both actual and contingent and including, without limitation, by way of guarantee, indemnity or otherwise) under the Finance Documents to which they are a party.

For the avoidance of doubt, the Parties acknowledge and agree that in the event of any potential challenge of the Borrower's payment constituting the Suspensive Condition in any insolvency proceedings over its assets, the foregoing releases of security interests or obligations under and/or terminations of the Security Documents, the Guarantee and Indemnity Agreement, the Warrant Agreement and the other Finance Documents will be considered as void to the extent any such challenge proves to be successful, and as a consequence the released security interests or obligations and the terminated rights and agreements shall be treated as reinstated, to the extent possible pursuant to applicable law, or be reinstated by the Parties.

4.	FURTHER ASSURANCE

Subject to the occurrence of the Suspensive Condition, the Lender will at the Borrower's written request and expense make such further statements and execute such further documents as may be reasonably necessary to give effect to the discharges and releases as set out in this Agreement.

5.	SUSPENSIVE CONDITION
5.1

All releases, re-assignments and terminations referred to in clauses 2 (Release of Security) and 3 (Termination and Release of Further Obligations) of this Agreement will be effective upon the suspensive condition (aufschiebende Bedingung) that Lender has unconditionally and irrevocably received EUR 22,000,000.00 to the bank account of The European Investment Bank IBAN: LU929980000000000001, Swift Code / BIC: BEILLULLXXX, (Remark: /RT or direct via TARGET2 (DVT)), reference: voxeljet release

(the "Suspensive Condition").

5.2

The Lender hereby agrees to promptly notify the Borrower and the acting notary of the occurrence of the Suspensive Condition and thereby release the acting notary from the notarial escrow instructions (Entlassung aus den Treuhandaufträgen).

6.	MISCELLANEOUS
6.1	Finance Document

In accordance with the terms of the Facility Agreement this Agreement is designated as a Finance Document.

6.2	Waiver

No failure (or partial failure) on the part of the Lender to exercise or any delay in exercising any rights hereunder shall operate as a waiver or forfeiture thereof, nor shall any single or partial exercise of any right prevent any further or other exercise thereof or of any other rights. Any statutory legal remedies shall not be limited or excluded by the Finance Documents.

6.3	Partial Invalidity

If any of the provisions of this Agreement is or becomes invalid, unenforceable or impractical in whole or in part, the validity of the other provisions hereof shall not be

5

affected. In that case the invalid, unenforceable or impractical provision is deemed to be replaced by such valid, enforceable or practical provision or arrangement, which corresponds as closely as possible to the invalid, unenforceable or impractical provision and to the Parties' economic aims pursued by and reflected in this Agreement. The same applies in the event that this Agreement does not contain a provision which it needs to contain in order to achieve the economic purpose as expressed herein "Regelungslücke".

6.4	Supplements and Amendments

Any supplements or amendments to this Agreement, including this clause 6.4 (Supplements and Amendments), must be made in writing.

6.5	Costs and Fees

The Borrower will bear all costs, expenses and fees (including legal costs), in each case plus value-added tax, if applicable, accruing thereon, incurred in connection with the preparation, execution, administration, performance and enforcement of this Agreement, including all registration and court fees and the lawyers' fees.

6.6	Termination

This Agreement will be automatically terminated on 1 November 2022 if the Suspensive Condition is not fulfilled before that date.

6.7	Counterparts

This Agreement may be executed in any number of counterparts and by way of facsimile exchange or electronically transmitted PDF of executed signature pages, all of which together shall constitute one and the same Agreement.

6.8	Governing Law and Place of Jurisdiction
(a)

This Agreement and any non-contractual obligation "außervertragliches Schuldverhältnis" arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany.

(b)

Place of jurisdiction for any and all actions or proceedings arising out of or in connection with this Agreement shall be the courts in Frankfurt am Main. To the extent legally admissible, the Lender may bring legal action against the Borrower before any other court of competent jurisdiction.

6

SIGNATURE PAGE

THE EUROPEAN INVESTMENT BANK: as Lender /s/ Aleksander Skornik	/s/ Marie Lesschaeve
(Signature) ALEKSANDER SKORNIK	(Signature) MARIE LESSCHAEVE
(Name in block letters) HEAD OF DIVISION	(Name in block letters) COUNSEL
(Title in block letters)	(Title in block letters)

7
Signature Pages Security Release Agreement

VOXELJET AG: as Borrower and Security Grantor /s/ Dr. Ingo Ederer
(Signature) Dr. Ingo Ederer	(Signature)
(Name in block letters) CEO	(Name in block letters)
(Title in block letters)	(Title in block letters)

VOXELJET America Inc. as Guarantor /s/ Rudolf Franz
(Signature) Rudolf Franz	(Signature)
(Name in block letters) Managing Director	(Name in block letters)
(Title in block letters)	(Title in block letters)

8
Signature Pages Security Release Agreement